Exhibit 3.1

AMENDMENT REGARDING INCREASE IN NUMBER OF

AUTHORIZED SHARES OF COMMON STOCK

Article IV shall be amended and restated in its entirety and replaced to read as follows:

ARTICLE IV

Common Capitalization. The Corporation shall have the authority to issue 1,350,000,000 shares of common voting stock having a par value of $0.001 per share. All common voting stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of the Corporation shall not be liable for further call or assessment. The authorized shares shall be issued at the discretion of the Board of Directors of the Corporation.

Preferred Capitalization. The Corporation shall have the authority to issue 50,000,000 shares of blank check preferred stock par value $0.001 per share (“Preferred Stock”). Shares of Preferred Stock of the Corporation may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation prior to the issuance of any shares thereof. Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof.